LEVON RESOURCES LTD.
(An Exploration Stage Company)

Audited Financial Statements

For the years ended March 31, 2009, 2008 and 2007
(in Canadian Dollars)

Index	Page

Management's Responsibility for Financial Reporting	1

Auditors' Report to the Shareholders	2

Financial Statements

Balance Sheets	3

Statements of Operations and Comprehensive Loss	4

Statements of Shareholders' Equity	5 - 6

Statements of Cash Flows	7

Notes to Financial Statements	8 - 34

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements of Levon Resources Ltd. are the responsibility of the Company's management. The financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and reflect management's best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

The financial statements as at and for the year ended March 31, 2009 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the financial statements.

"Louis Wolfin"	"Lisa Sharp"
Louis Wolfin	Lisa Sharp
CEO	CFO

Vancouver, British Columbia
July 3, 2009

SmytheRatcliffe
                CHARTERED ACCOUNTANTS

AUDITORS' REPORT

TO THE SHAREHOLDERS OF LEVON RESOURCES LTD.

We have audited the balance sheets of Levon Resources Ltd. (an Exploration Stage Company) as at March 31, 2009 and 2008 and the statements of operations and comprehensive loss, shareholders' equity and cash flows for the years ended March 31, 2009, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended March 31, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

Vancouver, Canada
July 3, 2009

COMMENTS BY AUDITORS FOR US READERS

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as described in Note 1 to the financial statements. Our report to the shareholders dated July 3, 2009, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

Vancouver, Canada
July 3, 2009

Smythe Ratcliffe LLP is a member of PKF International Limited and PKF North American Network, which are two separate associations indepedant member firms.	7th Floor 355 Burrard St Vancouver, BC V6C 2G8 Tel: 604 687 1231 Fax: 604 688 4675 smytheratcliffe.com

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Balance Sheets
(In Canadian Dollars)
As at March 31

	2009	2008
ASSETS Current Cash Accounts receivable and prepaid expenses Investments (Note 5)	$295,736 125,762 12,697	$221,330 43,166 31,065

Total Current Assets	434,195	295,561

Due from related party (Note 12) Reclamation deposits (Note 6) Mineral properties (Note 7) Equipment (Note 9)	5,564 32,629 1,304,398 3,258	5,564 31,317 1,365,721 4,072

Total Assets	$1,780,044	$1,702,235

LIABILITIES AND SHAREHOLDERS' EQUITY Current Accounts payable and accrued liabilities Due to related parties (Note 12)	$77,170 125,895	$122,167 77,257

Total Current Liabilities	203,065	199,424

SHAREHOLDERS' EQUITY Capital stock (Note 10) Contributed surplus Accumulated other comprehensive income (loss) Deficit	22,941,591 453,509 (16,776) (21,801,345)	22,620,793 350,949 1,592 (21,470,523)

Total Shareholders' Equity	1,576,979	1,502,811

Total Liabilities and Shareholders' Equity	$1,780,044	$1,702,235

Nature of Operations and Going Concern (Note 1)
Commitments (Note 14)
Subsequent Events (Note 15)

Approved on behalf of the Board:

"Louis Wolfin"
..........................................................Director
Louis Wolfin

"Ron Tremblay"
........................................................Director
Ron Tremblay

The accompanying notes are an integral part of these financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Statements of Operations and Comprehensive Loss
(In Canadian Dollars)
For the years ended March 31

	2009	2008	2007
Expenses
Consulting and management fees	$30,664	$45,000	$36,005
Listing and filing fees	21,873	30,983	33,586
Corporate and administrative services	-	-	26,000
General exploration	26,789	8,928	14,577
Office occupancy and miscellaneous	28,239	42,573	44,246
Professional fees	46,506	66,282	42,915
Salaries and benefits	48,919	52,771	24,584
Shareholder relations and promotion	53,567	187,919	48,141
Stock-based compensation (Note 10(d))	10,358	56,404	131,300
Travel	59,115	102,065	27,176
Loss Before Other Items and Future Income
Tax Recovery	(326,030)	(592,925)	(428,530)
Other Items
Recovery of mineral property costs	-	-	3,712
Interest income	9,119	11,579	14,071
Foreign exchange gain (loss)	(13,911)	6,589	-
Write-down of investments	-	-	(9,979)
Loss Before Future Income Tax Recovery	(330,822)	(574,757)	(420,726)
Future income tax recovery (Note 11)	-	-	183,907
Net Loss for Year	(330,822)	(574,757)	(236,819)
Other Comprehensive Income
Unrealized loss on investment securities (Note 5)	(18,368)	(6,261)	-
Total Comprehensive Loss	$(349,190)	$(581,018)	$(236,819)
Loss Per Share, Basic and Diluted	$(0.01)	$(0.01)	$(0.01)
Weighted Average Number of Common
Shares Outstanding	45,364,278	43,620,661	37,710,637

The accompanying notes are an integral part of these financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Statements of Shareholders' Equity
(In Canadian Dollars)
Years ended March 31

	Number of Common Shares	Capital Stock	Paid Share Subscriptions	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance, March 31, 2006	27,286,911	$20,883,010	$795,253	$191,315	$(20,658,947)	$-	$1,210,631
Common shares issued for cash:
Private placements	13,037,572	1,425,650	(795,253)	-	-	-	630,397
Share issuance costs	-	(21,800)	-	-	-	-	(21,800)
Exercise of stock options	40,000	4,000	-	-	-	-	4,000
Exercise of warrants	420,000	50,400	-	-	-	-	50,400
Fair value of stock options exercised	-	3,600	-	(3,600)	-	-	-

Income tax recovery on flow-through shares	-	(183,907)	-	-	-	-	(183,907)
Stock-based compensation	-	-	-	131,300	-	-	131,300
Net loss for the year	-	-	-	-	(236,819)		(236,819)

Balance, March 31, 2007	40,784,483	22,160,953	-	319,015	(20,895,766)	-	1,584,202
Transitional adjustment for fair value of investments	-	-	-	-	-	7,853	7,853

Common shares issued for cash:
Exercise of stock options (Note 10(b))	470,000	59,000	-	-	-	-	59,000
Exercise of warrants (Note 10(b))	2,985,000	358,500	-	-	-	-	358,500
Fair value of stock options exercised	-	42,340	-	-	(42,340)	-	-
Stock-based compensation (Note 10(d))	-	-	-	74,274	-	-	74,274
Net loss for the year	-	-	-	-	(574,757)	-	(574,757)
Unrealized loss on investment securities	-	-	-	-	-	(6,261)	(6,261)

	44,239,483	$22,620,793	$-	$350,949	$(21,470,523)	$1,592	$1,502,811

The accompanying notes are an integral part of these financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Statements of Shareholders' Equity
(In Canadian Dollars)
Years ended March 31

	Number of Common Shares	Capital Stock	Paid Share Subscriptions	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity

Balance, March 31, 2008	44,239,483	$22,620,793	$-	$350,949	$(21,470,523)	$1,592	$1,502,811

Common shares issued for cash:
Private placement (Note 10(b))	5,000,000	145,348	-	104,652	-	-	250,000
Share issuance costs (Note 10(b))	-	(2,000)	-	-	-	-	(2,000)
Exercise of stock options (Note 10(b))	150,000	15,000	-	-	-	-	15,000
Exercise of warrants (Note 10(b))	1,000,000	150,000	-	-	-	-	150,000
Fair value of stock option exercised	-	12,450	-	(12,450)	-	-	-
Stock-based compensation (Note 10(d))	-	-	-	10,358	-	-	10,358
Net loss for the year	-	-	-	-	(330,822)	-	(330,822)
Unrealized loss on investment securities	-	-	-	-	-	(18,368)	(18,368)

Balance, March 31, 2009	50,389,483	$22,941,591	$-	$453,509	$(21,801,345)	$(16,776)	$1,576,979

The accompanying notes are an integral part of these financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Statements of Cash Flows
(In Canadian Dollars)
Years ended March 31

	2009	2008	2007
Operating Activities
Net loss	$(330,822)	$(574,757)	$(236,819)
Items not involving cash
Amortization	814	930	805
Stock-based compensation	10,358	56,404	131,300
Write down of investment	-	-	9,979
Future income tax recovery	-	-	(183,907)
	(319,650)	(517,423)	(278,642)
Changes in non-cash working capital items:
Accounts receivable and prepaid expenses	28,640	(16,603)	33,528
Accounts payable and accrued liabilities	(25,283)	20,507	(17,737)
Due from (to) related parties	48,638	(19,880)	(52,560)
Cash Used in Operating Activities	(267,655)	(533,399)	(315,411)
Investing Activities
Mineral properties exploration
expenditures incurred	(69,627)	(293,470)	(463,136)
Purchase of equipment	-	(700)	(2,169)
Reclamation deposits	(1,312)	2,800	11,795
Cash Used in Investing Activities	(70,939)	(291,370)	(453,510)
Financing Activity
Issue of capital stock for cash, net of
issuance costs	413,000	417,500	662,997
Cash Provided by Financing Activity	413,000	417,500	662,997
Inflow (Outflow) of Cash	74,406	(407,269)	(105,924)
Cash, Beginning of Year	221,330	628,599	734,523
Cash, End of Year	$295,736	$221,330	$628,599
Supplementary Information, Non-Cash
Transactions
Mineral property expenditures included in
accounts payable	$22,480	$42,194	$-
Mineral exploration tax credit included in
accounts receivable and prepaid
expenses	$111,236	$-	$-
Stock-based compensation included in
mineral properties	$-	$17,870	$-
Interest paid	$-	$-	$-
Income tax paid	$-	$-	$-

The accompanying notes are an integral part of these financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

1.           NATURE OF OPERATIONS AND GOING CONCERN

Levon Resources Ltd. (the "Company") was incorporated under the laws of British Columbia on April 9, 1965. The Company is an exploration stage public company whose principal business activities are the exploration for and development of natural mineral properties. There have been no significant revenues generated from these activities to date.

The Company is in the exploration stage. The investment in and expenditures on the mineral properties comprise a significant portion of the Company's assets. The recoverability of amounts shown for mineral property interests and related deferred costs and the Company's ability to continue as a going concern are dependent upon the continued support from its shareholders, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time. These financial statements do not reflect any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

As at March 31, 2009, the Company had working capital of $231,130 (2008 - $96,137) and an accumulated deficit of $21,801,345 (2008 - $21,470,523). Management of the Company believes that it has the ability to raise sufficient funds to pay its ongoing administrative expenditures, meet its liabilities for the ensuing year as they fall due and to fund cash payments for planned exploration programs.

2.           SIGNIFICANT ACCOUNTING POLICIES

(a)           Basis of presentation

These audited financial statements have been prepared in accordance with Canadian GAAP, which are in conformity with United States generally accepted accounting principles ("US GAAP"), except as described in Note 16 to these financial statements. All figures are in Canadian dollars unless otherwise stated.

(b)           Mineral properties

The Company is in the exploration stage and defers all expenditures related to its mineral properties until such time as the properties are put into commercial production, sold or abandoned. Under this method, all amounts shown as mineral properties represent costs incurred to date, including acquisition costs and exploration expenditures, net of any recoveries. These amounts represent costs incurred to date and do not necessarily reflect present or future values.

The costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse. If the properties are put into commercial production, the expenditures will be depleted based upon the proven and probable reserves available. If the properties are sold or abandoned, the expenditures will be charged to operations. The Company does not accrue the estimated future costs, such as land taxes, of maintaining its mineral properties in good standing.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)            Mineral properties (Continued)

The carrying values of mineral properties, on a property-by-property basis, are reviewed by management at least annually to determine if the mineral properties have become impaired. If impairment is deemed to exist, the mineral property will be written down to its fair value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves and the Company's ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management's estimates of recoverability of the Company's investment in various projects have been based on current conditions. However, it is reasonably possible that changes could occur in the near term that could adversely affect management's estimates and may result in future write-downs of capitalized property carrying values.

(c)            Equipment

Equipment is recorded at historical cost less accumulated amortization. Amortization is calculated on a declining-balance basis at the following annual rate:

Furniture and equipment - 20%

In the year of acquisition, amortization is recorded based on one-half of net additions.

(d)            Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(e)            Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. The treasury stock method assumes that the proceeds received from the exercise of stock options and warrants would be used to repurchase common shares at the average market price during the period. However, diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

2.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)           Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the recoverability of mineral property interests, balances of accrued liabilities, the assumptions used in the determination of the fair value of stock-based compensation, allocation of proceeds for units between capital stock and warrants, and determination of the valuation allowance for future income taxes. Although management believes its estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(g)           Accounting for equity units

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated to warrants based on their relative fair values, calculated using the Black-Scholes option pricing model and the fair value of common shares.

(h)           Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options is accrued and charged either to operations or mineral properties, with the offset credit to contributed surplus. For directors and employees the options are recognized over the vesting period, and for non-employees the options are recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to capital stock.

(i)           Foreign currency translation

The functional currency of the Company is the Canadian dollar. Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)    Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)   Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisitions of the assets or assumption of liabilities; and

(iii)   Revenues and expenses, at the rate of exchange prevailing at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)      Asset retirement obligation ("ARO")

The Company's operations are subject to various laws and regulations for federal and regional jurisdictions governing the protection of the environment. These laws are continually changing. The Company expects to make, in the future, expenditures that comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operation of mineral interests, plant and equipment.

The Company recognizes an estimate of the liability associated with an ARO in the financial statements at the time the liability is incurred and the amount of fair value is reasonably determinable. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. At present, the Company has determined that it has no material AROs to record in these financial statements.

(k)      Revenue recognition

                   Interest revenue is recorded at the stated interest rate on an accrual basis.

(l)       Mining exploration tax credit ("METC")

The Company recognizes METC receivable amounts from the government and records those amounts as a recovery in the period in which recoverability can be established and the amount quantified.

(m)     Flow-through shares

Flow-through shares entitle a company that incurs certain mineral expenditures in Canada to renounce them for income tax purposes allowing the expenditures to be deducted for income tax purposes by investors who purchased the shares. The income tax benefits foregone are considered to constitute share issue costs and are reflected in capital stock with an offsetting increase to future income tax liability.

(n)      Financial Instruments and Comprehensive Income

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders' equity. Any financial instrument may be designated as held-for-trading upon initial recognition.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)      Financial Instruments and Comprehensive Income (Continued)

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

Comprehensive income (loss) is defined as the change in equity from transactions and other events from sources other than the Company's shareholders. Other comprehensive income or loss refers to items recognized in comprehensive income or loss that are excluded from operations calculated in accordance with Canadian GAAP.

(o)      New Accounting Standards

Effective April 1, 2008, the Company adopted the following standards of the Canadian Institute of Chartered Accountants' ("CICA") Handbook:

(i)          Capital Disclosures (Section 1535)

Section 1535 specifies the disclosure of: (i) an entity's objectives, policies and procedures for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

As a result of the adoption of this standard, additional disclosure on the Company's capital management strategy have been included in Note 4.

(ii)         Financial Instruments

Section 3862, "Financial Instruments - Disclosures", and 3863, "Financial Instruments - Presentation", replace Handbook Section 3861, "Financial Instruments - Disclosures and Presentation", revising its disclosure requirements and carrying forward its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3862 specifies disclosures that enable users to evaluate: (i) the significance of financial instruments for the entity's financial position and performance; and (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

As a result of the adoption of these standards, additional disclosures on the risks of certain financial instruments have been included in Note 3.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

2.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)      New Accounting Standards (Continued)

(iii)        Going Concern

In June 2007, the CICA approved amendments to Handbook Section 1400, "General Standards of Financial Statement Presentation". These amendments require management to assess an entity's ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity's ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The standard was adopted by the Company effective April 1, 2008. See Note 1 to these financial statements for disclosure relating to this section.

(p)      Recent Canadian Accounting Pronouncements

(i)          International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IRFS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The IFRS standards will be effective for the Company for interim and fiscal reporting commencing April 1, 2011. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and the year ended March 31, 2011 and earlier where applicable. While the Company has begun assessing the adoption of IFRS for 2012, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(ii)         Goodwill

In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets", replacing Section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This new section is effective for the Company on April 1, 2009. The Company is in the process of assessing the impact of this new section on its financial statements.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

2.      SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)      Recent Canadian Accounting Pronouncements (Continued)

(iii)       Business Combinations

In January 2009, the CICA issued Section 1582, "Business Combinations", Section 1601, "Consolidations", and Section 1602, "Non-Controlling Interest". These sections replace the former Section 1581, "Business Combinations", and Section 1600, "Consolidated Financial Statements", and establish a new section for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on April 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

3.        RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and reclamation deposits, accounts receivable, investments, accounts payable and accrued liabilities, and amounts due to/from related parties. Cash is classified as held-for-trading; investments are classified as available-for-sale; accounts receivable, reclamation deposits and due from related party are classified as loans and receivable; and accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities.

The carrying value of financial assets by category at March 31, 2009 and 2008 are as follows:

2009
Financial Assets	Available-for-sale	Held-for-trading	Loans and receivables

Cash	$-	$295,736	$-
Investments	12,697	-	-
Due from related party	-	-	5,564
Reclamation deposits	-	-	32,629
	$12.697	$295,736	$38,193

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

3.   RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

2008
Financial Assets	Available-for-sale		Held-for-trading		Loans and receivables

Cash	$			$221,330	$
Accounts receivable		-		-		15,960
Investments		31,065		-
Due from related party		-		-		5,564
Reclamation deposits
		$31,065	$		$

    The carrying value of financial liabilities by category at March 31, 2009 and 2008 are as follows:

	2009	2008
Financial Liabilities	Other Financial Liabilities	Other Financial Liabilities
Accounts payable and accrued liabilities Due to related parties	$77,170 125,895	$122,167 77,257
	$203,065	$199,424

     The carrying amounts of cash, accounts receivable, due from and to related parties, and accounts payable and accrued liabilities are a reasonable estimate of their fair values because of their short term to maturity.

     The book value of reclamation deposits approximates its fair value as the stated rate approximates the market rate of interest. Investments are accounted for at market value based on quoted prices at year-end.

    The Company's risk exposure and the impact on the Company's financial instruments are summarized below:

(a)      Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company's cash is exposed to credit risk. Management considers credit risk on cash to be minimal because the counterparties are highly rated Canadian banks.

(b)      Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet its commitments. The Company's approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash at March 31, 2009 in the amount of $295,736 in order to meet short-term business requirements. At March 31, 2009, the Company had current liabilities of $203,065. The majority of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

3.           RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

(c)      Market risk

Market risks consist of interest rate risk, foreign exchange risk and other price risk. The significant market risks that the Company is exposed to are interest rate risk and foreign exchange risk.

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company's cash consists of cash held in bank accounts that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of March 31, 2009. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Foreign exchange risk

Foreign exchange risk is the risk that fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange fluctuation related to its mineral properties and expenditures thereon, and accounts payable held in US dollar balances. A significant change in the currency exchange rate between the Canadian dollar relative to the US dollar could have an effect on the Company's financial position, results of operations and cash flows. As at March 31, 2009, the Company held US cash balances totaling US$987 (2008 - US$150) and amounts due to related parties of US$52,519 (2008 - US$52,519). Based on the above net exposures as at March 31, 2009, a 10% change in the Canadian/US exchange rate will impact the Company's earnings by approximately

$5,000.

4.           CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. As the Company is in the exploration stage, it does not generate cash flows from operations. The Company's primary source of funds comes from the issuance of common shares and/or equity units. The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements. The overall objective and policy for managing capital remained unchanged in the year ended March 31, 2009 from prior reporting periods.

In the management of capital, the Company includes the components of shareholders' equity. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. Management reviews the capital structure on a regular basis to ensure that objectives are met.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company's short-term obligations while maximizing liquidity and returns on unused capital.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

4.           CAPITAL MANAGEMENT (Continued)

Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will be able to in the future due to current market conditions.

5.           INVESTMENTS

At March 31, 2009, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gains (Losses)	Fair Value
Mill Bay Ventures Inc.	348,978	$27,918	$(17,448)	$10,470
Avino Silver & Gold Mines Ltd.	4,200	1,554	672	2,226
Omega Equities Corp. (at nominal value)	57,000	1		1
		$29,473	$(16,776)	$12,697

At March 31, 2008, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gains (Losses)	Fair Value
Mill Bay Ventures Inc	348,978	$27,918	$(3,490)	$24,428
Avino Silver & Gold Mines Ltd.	4,200	1,554	5,082	6,636
Omega Equities Corp. (at nominal value)	57,000	1	-	1
		$29,473	$1,592	$31,065

Avino Silver & Gold Mines Ltd. ("Avino") and Mill Bay Ventures Inc. ("Mill Bay") have common directors with the Company.

6.       RECLAMATION DEPOSITS

The Company has pledged specified term deposits as security for reclamation permits as required by government agencies. The Company has a varying number of deposits on hand ranging from $1,000 to $6,000. Their maturity dates range from July 28, 2009 to January 12, 2010 and the interest rates range from 1.00% to 2.05%.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

7.     MINERAL PROPERTIES

	Congress (Note 7(a))	Gold Bridge (Note 7(b))	Cordero Sanson (Note 7(c))	Other (Note 7(d))	Total
balance, March 31, 2007	$754,276	$248,819	$-	$9,092	$1,012,187
deferred exploration costs
Assays	25,822	2,326	-	-	28,148
Assessment, permits and filing	3,214	-	-	-	3,214
Drafting and mapping	376	-	-	-	376
Drilling	159,506	1,436	-	-	160,942
General supplies and services	18,937	-	-	-	18,937
Geological and management
services	75,636	-	-	-	75,636
Geophysical	40,144	-	-	-	40,144
Mobilization and demobilization	580	-	-	-	580
Prospecting	18,594	-	-	-	18,594
Reclamation	6,334	-	-	-	6,334
Trenching	7,930	-	-	-	7,930
Wages and benefits	-	798	-	-	798
Cost recoveries	-	(8,099)	-	-	(8,099)
                                                                                                   -
Balance, March 31, 2008	1,111,349	245,280	-	9,092	1,365,721
Deferred exploration costs
Acquisition	-	-	32,513	-	32,513
Assays	2,268	-	-	-	2,268
Assessment, permits and filing
fees	1,365	-	-	-	1,365
Maintenance - security facility	-	2,500	-	-	2,500
Drilling	1,994	-	-	-	1,994
General supplies and services	407	-	-	-	407
Geological and management
services	16,843	-	29,033	-	45,876
Metallurgical testing	819	-	-	-	819
Mineral exploration tax credits	(149,065)	-	-	-	(149,065)
Balance, March 31, 2009	$985,980	$247,780	$61,546	$9,092	$1,304.398

(a)      Congress claims

    The Company owns a 50% leasehold interest in 45 claims in the Lillooet Mining Division, British Columbia.

The Congress claims are subject to a Joint Venture Agreement dated February 25, 1983 between the Company and Veronex Resources Ltd. ("Veronex"). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty held by the Company, by expending $1,000,000 in a prior year. All subsequent expenditures are to be contributed equally by the Company and Veronex. The Company is working on updating this Joint Venture Agreement.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

7.     MINERAL PROPERTIES (Continued)

(b)           Gold Bridge claims (BRX Project)

The Company owns a 50% interest in 74 mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. The claims remain in good standing until December

2014.

(c)           Cordero Sanson

The Cordero Sanson Property ("Cordero") is located near Hidalgo Del Parral, Chihuahua, Mexico. The Cordero mining claims are approximately 10,000 hectares (24,500 acres), which are wholly owned by Valley High Ventures ("Valley High") by agreement with long standing ranch families and small local mining companies.

In February 2009, the Company signed a Letter of Intent with Valley High, whereby the Company will earn a 51% interest from Valley High by making a cash payment of US$10,000 (Cdn$12,513) (paid) and by spending $1,250,000 by the end of February 2013 with a first year commitment of $250,000 to explore and develop the Cordero property. Within the joint venture, Valley High will be the operator until the Company vests its interests. During the vesting period, the Company will provide technical input and geologic services to complete the data synthesis, integration, targeting and drill testing.

                  (d)              Other claims include the Eagle ($1), Ruf and Norma Sass ($2), and Wayside ($9,089) as described below:

(i)          Eagle claims

The Company holds a 50% interest in 26 lode mining claims located in Lander County, Nevada. The claims are subject to a 3% net smelter return royalty. The Company has no current plan to further explore or incur additional expenditures on this property beyond the minimum requirement to maintain the claims in good standing.

(ii)         Ruf and Norma Sass properties

In 2003, the Company acquired from Coral Resource Inc. ("Coral"), a public company with common directors and management, an undivided one-third interest in 54 mineral claims known as the Ruf and Norma Sass properties located in Lander County, Nevada (the "Property"), in consideration of cash payments of $350,292 (paid) and 300,000 common shares (issued) of the Company.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

7.     MINERAL PROPERTIES (Continued)

(d)     (Continued)

(ii)        Ruf and Norma Sass properties (Continued)

A third party holds a 3% net smelter returns royalty on the production from certain of the claims, up to a limit of US$1,250,000.

By way of an agreement dated September 25, 2008, the Company and Coral granted Barrick Gold ("Barrick") an option to acquire a 60% interest in the claims by incurring total exploration expenditures of at least US$3,000,000 in annual installments by December 31, 2014 as follows:

(a)	Incur $250,000 on or before December 31,2009;

(b)	Incur $250,000 on or before December 31, 2010;

(c)	Incur $500,000on or before December 31,2011;

(d)	Incur $500,000 on or before December 31,2012;

(e)	Incur $600,000 on or before December 31,2013;and

(f)	Incur $900,000 on or before December 31,2014.

Barrick may earn an additional 10% (for an aggregate interest of 70%) by incurring an additional US$1,500,000 by December 31, 2015. Barrick may earn an additional 5% (for an aggregate interest of 75%) by carrying Coral and the Company through to commercial production.

Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out Coral's and the Company's joint interest by paying US$6,000,000 and granting them a 2% net smelter returns royalty.

(iii)        Wayside claims

The Company owns 24 mineral claims in the Lillooet Mining Division, British Columbia.

Realization of assets

The investment in and expenditures on mineral properties comprise a significant portion of the Company's assets. Realization of the Company's investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Mineral exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

7.           MINERAL PROPERTIES (Continued)

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by an undetected defect.

Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company's operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

8.           ASSET RETIREMENT OBLIGATION

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. At March 31, 2009, the Company estimates that costs relating to future site restoration and abandonment based on work done to date is immaterial. The Company has currently made no provision for site restoration costs or potential environmental liabilities as all properties are still in the exploration stage. Factors such as further exploration, inflation and changes in technology may materially change the cost estimate.

9.           EQUIPMENT

	2009			2008
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Furniture and equipment	$8,443	$5,185	$3,258	$32,037	$27,965	$4,072

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

10.    CAPITAL STOCK

(a) Authorized: Unlimited number of common shares without par value

(b) Issued

On March 27, 2009, the Company completed a non-brokered private placement of 5,000,000 units at a price of $0.05 per unit for gross proceeds of $250,000. Each unit consists of one common share and one non-transferrable common share purchase warrant. Each share purchase warrant is exercisable into one additional common share at a price of $0.15 per share until March 27, 2010 and thereafter at $0.25 per share until March 27, 2011. The proceeds of the private placement have been allocated using the relative fair value method resulting in $145,348 recorded as capital stock and $104,652 as contributed surplus. The fair value of the warrants issued has been estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.12%, dividend yield of nil, volatility of 134.02% and an expected life of two years. Share issue costs of $2,000 were incurred as part of the private placement.

During the year ended March 31, 2009, 1,000,000 warrants were exercised for gross proceeds of $150,000.

During the year ended March 31, 2009, 150,000 stock options were exercised for gross proceeds of $15,000. The Company reallocated the fair value of these options previously recorded in the amount of $12,450 from contributed surplus to capital stock.

During the year ended March 31, 2008, 2,985,000 warrants were exercised for gross proceeds of $358,500.

During the year ended March 31, 2008, 470,000 stock options were exercised for gross proceeds of $59,000. The Company reallocated the fair value of these options previously recorded in the amount of $42,340 from contributed surplus to capital stock.

(c)           Stock options

The Company established a stock option plan in 2004 under which it may grant stock options totaling in aggregate up to 10% of the Company's total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor relation or consulting services up to a limit of 5% and 2%, respectively, of the Company's total number of issued and outstanding shares per year. The stock options are fully vested on the date of grant, except those issued to persons providing investor relation services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date and the option expiry date cannot exceed five years from the grant date.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

10.      CAPITAL STOCK (Continued)

(c)      Stock options (Continued)

Details of the status of the Company's stock options as at March 31, 2009 and 2008 and changes during the years then ended are as follows:

	2009		2008
	Numberof Shares	Weighted Average ExercisePrice	Numberof Shares	Weighted Average ExercisePrice
Options, beginning of year	3,215,000	$0.17	3,435,000	$0.14
Granted	-	$-	425,000	$0.37
Exercised	(150,000)	$0.10	(470,000)	$0.13
Forfeited	(740,000)	$0.19	(175,000)	$0.10

Options, outstanding end of year	2.325.000	$0.17	3,215,000	$0.17

Options, exercisable end of year	2,325,000	$0.17	3,169,522	$0.17

         As at March 31, 2009, the following stock options were outstanding and exercisable:

Number Outstanding Exercise Price	Exercise Price	Weighted Average Remaining Contractual Life (years)	Intrinsic Value	Expiry Date

1,075,000	$ 0.10	1.01	$ 0.02	April 5, 2010
675,000	$ 0.21	2.07	$ 0.00	April 25, 2011
250,000	$ 0.10	2.51	$ 0.02	October 2, 2011
25,000	$ 0.18	2.82	$ 0.00	January 26, 2012
100,000	$ 0.35	3.21	$ 0.00	June 14, 2012
150,000	$ 0.35	3.46	$ 0.00	September 14, 2012
50,000	$ 0.50	3.46	$ 0.00	September 14, 2012
2,325,000		1.80

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

10.      CAPITAL STOCK (Continued)

(c)      Stock options (Continued)

As at March 31, 2008, the following stock options were outstanding and exercisable:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (years)	Expiry Date

1,490,000	$ 0.10	2.01	April 5, 2010
925,000	$ 0.21	3.07	April 25, 2011
275,000	$ 0.10	3.51	October 2, 2011
100,000	$ 0.18	3.82	January 26, 2012
200,000	$ 0.35	4.21	June 14,2012
175,000	$ 0.35	4.46	September 14, 2012
50,000	$ 0.50	4.46	September 14, 2012
3,215,000		2.81

(d)      Stock-based compensation

Stock-based compensation expense is determined using the fair value method. The Company estimated this expense using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009	2008
Risk-free interest rate	N/A	4.48%
Expected dividend yield	N/A	0
Expected stock price volatility	N/A	121.87%
Expected option life in years	N/A	5

During the year ended March 31, 2009, the Company recorded stock-based compensation expense of $10,358 (2008 - $74,274; 2007 - $131,300) on stock options granted during the fiscal year ended March 31, 2008 and vesting during the current fiscal year. Of this amount, $Nil (2008 - $17,870; 2007 - $Nil) is included in additions in mineral properties and $10,358 (2008 - $56,404; 2007 - $131,300) is recorded as stock-based compensation expense. The amounts were allocated as follows

	2009		2008	2007
Directors, officers and employees	$		$26,450	$71,800
Investor relations		$10,358	$12,084	$2,200
Consultants	$		$35,740	$57,300
		10,358	74,274	131,300

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

10.      CAPITAL STOCK (Continued)

(e)      Share purchase warrants

    A summary of the status of share purchase warrants as of March 31, 2009 and 2008 and changes during the years ended on those dates is presented below:

	2009		2008
	Number of Shares	Weighted Average ExercisePrice	Number of Shares	Weighted Average ExercisePrice
Warrants outstanding beginning of year	9,145,000	$0.15	12,617,572	$0,13
Issued	5,000,000	$0.15	-	$-
Exercised	(1,00,000)	$0.15	(2,985,00)	$0,12
Expired	8,145,00	$0.15	(487.572)	$0.40

Warrants outstanding end of year	5,000,000	$0.15	9,145,000	$0,15

    As at March 31, 2009 and 2008, the following share purchase warrants were outstanding:

		Number of Warrants
Expiry date	Exersice Price	2009	2008
April 12, 2008	$0.15	-	6,895,000
November 17, 2008	$0.15	-	2,250,000
March 27, 2010/March 27, 2011	$0.15/ $ 0.25	5,000,000	-

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

11.      INCOME TAXES

The components of income taxes are as follows:

	2009	2008	2007
Future income taxes
Non-capital loss carry-forwards for Canadian income tax purposes	1,866,000	1,690,000	1,294,000
Capital loss carry-forwards for Canadian income tax purposes	3,380,000	3,380,000	3,380,000
Excess of undepreciated capital cost over net book value of equipment	475,000	475,000	478,000
Excess of tax value over net book value of mineral properties	555,000	5,387,000	6,410,000
Share issue costs and other	57,0005,	53,000

Approximate Canadian tax rate	11,333,000 26.00%	10,985,000 28.70%	11,562,00 34.12%

Valuation allowance	(2,946,580) (2,946,580)	(3,152,695)(3,152,695	(3,944,954)(3,944,954)
	$-	$-	$-

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

The non-capital losses that may be carried forward to apply against future years' income for Canadian income tax purposes will expire as follows:

Available to	Amount
2010 2014 2015 2026 2027 2028 2029	$ 118,000 174,000 166,000 256,000 338,000 525,000 289,000
$ 1,866,000

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

11.      INCOME TAXES (Continued)

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2009		2008	2007
		28.00%	34.12%	34.12%
Income tax benefit computed at Canadian statutory rates		$(92,630)	$(196,107)	$(80,803)
Stock based compensation		2,900	19,245	44,800
Other permanent differences		-	(2,168)	(11,817)
Temporary differences not recognized in year		9,384	3,364	(3,394)
Change in tax rates		302,744	779,486	-
Change in timing differences		(14,150)	-	-
Effect of unrecognized future income tax asset		(208,248)	(603,820)	(132,693)
Income tax provision(recovery)	$		$-	$(183,907)-

12.    RELATED PARTY TRANSACTIONS

During the year ended March 31, 2009:

(a)
$90,293 (2008 - $112,018; 2007 - $104,697) was charged to the Company for office, occupancy and miscellaneous costs, shareholder relations and promotion, travel, salaries and benefits, and administrative services paid on behalf of the Company by Oniva International Services Corp. ("Oniva"), a private company owned by the Compan y and five other reporting issuers having common directors;

(b)	$30,000 (2008 - $30,000; 2007 - $12,500) was paid for management fees to a private company controlled by a director and officer of the Company;

(c)
$60,136 (2008 - $10,048; 2007 - $Nil) was charged for geological management fees to a private company controlled by a director of the Company. Of this amount, $35,390 has been capitalized under mineral properties and $24,746 has been expensed under general exploration;

(d)
$8,310 (2008 - $5,580; 2007 - $6,173) was charged to the Company for exploration costs associated with the Company's mineral properties in the state of Nevada from Coral Gold Resources Ltd. ("Coral"), a public company with common directors and management;

(e)	$Nil (2008 - $128,067; 2007 - $348,403) was charged to the Company for drilling services by ABC Drilling Services Inc. ("ABC Drilling"), a private drilling company owned by Oniva; and

(f)	$Nil (2008 - $35,610; 2007 - $29,706) was charged to the Company for exploration services by Bralorne Gold Mines Ltd., a public company with common directors and management.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

12.           RELATED PARTY TRANSACTIONS (Continued)

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one month's notice by either party.

The amount due from a related party consists of $5,564 (2008 - $5,564) owing from ABC Drilling, which is the balance of an advance towards drilling services to be provided. Amounts due are without interest or stated terms of repayment.

Amounts due to related parties include $26,680 (2008 - $21,999) owed to Oniva, $66,243 (2008 -$53,985) owed to a public company related by way of common directors and $32,972 (2008 -$1,273) owed to private companies controlled by directors of the Company. Amounts due are without interest or stated terms of repayment.

13.           SEGMENTED INFORMATION

The Company is involved in mineral exploration and development activities principally in Canada. The Company is in the exploration stage and, accordingly, has no reportable segment revenues for each of the 2009, 2008 and 2007 fiscal years. The majority of losses for 2009, 2008 and 2007 are as a result of Canadian head office costs. Acquisition costs are capitalized to mineral properties. The assets of the Company are segmented as follows:

2009	Canada	US	Mexico	Total
Current assets	$432,950	$1,245	$-	$434,195
Due from related party	5,564	-	-	5,564
Reclamation deposits	32,629	-	-	32,629
Mineral properties	1,242,849	3	61,546	1,304,398
Equipment	3,258	-	-	3,258
	$1,717,250	$1,248	61,546	$1,780,044
2008	Canada	US	Mexico	Total
Current assets	$295,561	$-	$-	$295,561
Due from related party	5,564	-	-	5,564
Reclamation deposits	31,317	-	-	31,317
Mineral properties	1,365,718	3	-	1,365,721
Equipment	4,072	-	-	4,072
	$1,702,232	$3	$-	$1,702,235

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

14.      COMMITMENTS

During the year ended March 31, 2008, the Company entered into two vehicle lease agreements and is committed to vehicle lease payments of approximately $31,499. The leases expire between 2011 and 2012 and the commitments for the next three years are as follows:

          2010                                             $ 19,469
          2011                                             $ 11,163
          2012                                             $      867
_______________________________________________________________________________________________________________

15.           SUBSEQUENT EVENTS

(a)
Subsequent to March 31, 2009, the Company granted incentive stock options for the purchase of up to 500,000 common shares at a price of $0.25 per share exercisable on or before April 28, 2014 to directors, officers, consultants and employees of the Company.

(b)
Subsequent to March 31, 2009, the Company arranged a non-brokered private placement of 6,500,000 units at a price of $0.16 per unit for gross proceeds of $1,040,000. Each unit consists of one common share and one-half of one non-transferrable share purchase warrant. Each whole warrant will entitle the investor to purchase one additional common share with a term of one year at an exercise price of $0.35. A finder's fee payment equal to 7% of total proceeds and issuance of broker's warrants equal to 7% of total proceeds will be incurred as part of the private placement. The broker's warrants will entitle the broker to purchase one additional common share with a term of one year at an exercise price of $0.35.

16.          DIFFERENCES BETWEEN CANADIAN AND US GAAP

(a)             Recent US accounting pronouncements

(i) Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements". The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities. The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year. There is no impact on the Company's financial statements. SFAS 157-2 defers the Statement's effective date for certain non-financial assets and liabilities to fiscal years beginning after November 15, 2008, and interim periods within those years. The adoption of SFAS 157-2 is not expected to have an impact on the Company's financial statements.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

16.          DIFFERENCES BETWEEN CANADIAN AND US GAAP (Continued)

(a)          Recent US accounting pronouncements (Continued)

(ii)             SFAS No. 141(R), "Business Combinations", is to replace SFAS No. 141,"Business Combinations". The new statement retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations. The new standard defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. The new statement improves the comparability of the information about business combinations provided in financial reports. SFAS No.141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this statement is not expected to have a significant impact on the Company's financial statements.

(iii)            In May 2009, the FASB issued SFAS No. 165, "Subsequent Events". The new standard establishes general standards of accounting for disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The Statement is applicable to interim or annual financial periods ending after June 15, 2009.

(iv)   In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets". The new standard is intended to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. This standard addresses the practices that developed since the issuance of FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", that are not consistent with the original intent and key requirements of that Statement and the concerns of financial statement users that many of the financial assets (and related obligations) that have been de-recognized should continue to be reported in the financial statements of transferors. The Statement must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009 for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter.

(v)             In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)". The new standard is to improve financial reporting by enterprises involved with variable interest entities. SFAS 167 addresses the effects on certain provisions of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("Interpretation 46(R)"), as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, "Accounting for Transfers of Financial Assets", and constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise's involvement in a variable interest entity. The Statement shall be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

16.       DIFFERENCES BETWEEN CANADIAN AND US GAAP (Continued)

(a)            Recent US accounting pronouncements (Continued)

(vi) In June 2009, the FASB issued SFAS No. 168, "The Hierarchy of Generally Accepted Accounting Principles". The new standard replaces SFAS 162 and establishes the "FASB Accounting Standards Codification" as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with US GAAP. The Statement shall be effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company is currently evaluating the impact of adoption of SFAS 168 but does not expect adoption to have a material impact on results of operations, cash flows or financial position.

(b)            Mineral properties

The acquisition of certain mining claims located in the Lillooet Mining Division, British Columbia from a director and the acquisition of the Congress 5% net smelter return from companies with common directors are accounted for at cost, being the market value of the shares issued as consideration. Under US GAAP, these acquisitions would have been recorded at the directors' and related companies' original cost. If these financial statements were prepared in accordance with US GAAP, capital stock would be reduced by $1,696,550.

Under Canadian GAAP, exploration and development expenditures are capitalized (Note 2(b)). Under Canadian GAAP, $Nil (2008 - $17,870) of stock-based compensation expense is capitalized as mineral property expenditures. Under US GAAP, all exploration expenditures are charged to operations when incurred. Under US GAAP stock-based compensation is required to be charged to operations.

Under Canadian tax legislation, the Company can renounce mineral expenditures and flow-though expenditures to the shareholders. Under Canadian GAAP, the tax effect on renounced expenditures on flow-through share issuances are treated as share issue costs. Under US GAAP, the premium paid for flow-through shares in excess of market value at the time of issue is credited to other liabilities and included in income as the qualifying expenditures are made. The liability is relieved and the corresponding future income tax liability is recognized when the Company renounces its exploration expenditures to the flow-through investors. The difference between the liability recorded at the time of issuance and the deferred tax liability upon renunciation is included as income tax expense.

(c)            Contributed surplus

Under Canadian GAAP, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock. Under US GAAP, stock-based payments are recorded as an expense over the vesting period with a corresponding increase to other paid-in capital.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

16.      DIFFERENCES BETWEEN CANADIAN AND US GAAP (Continued)

(d)      Reconciliation of total assets, liabilities and shareholders' equity at March 31:

	2009	2008
Total assets for Canadian GAAP	$1,780,044	$1,702,235
Adjustments to US GAAP
Capitalized mineral expenditures	(1,271,885)	(1,365,721)
Total assets for US GAAP	$508,159	$336,514

Total liabilities for Canadian GAAP	$203,065	$199,424
Adjustments to US GAAP	-	-
Total liabilities for US GAAP	$203,065	$199,424

Total capital stock for Canadian GAAP	22,941,591	22,620,793
Adjustments to US GAAP
Flow-through shares	183,907	183,907
Congress adjustment (Note 16(b))	(1,696,550)	(1,696,550)
Contributed surplus (Note 16(c))	453,509	350,949
Total capital stock for US GAAP	$21,882,457	$21,459,099
Total deficit for Canadian GAAP	$(21,801,345)	$(21,470,523)

Adjustments to US GAAP
Exploration adjustments	$(1,271,885)	$(1,365,721)
Flow-through shares	(183,907)	(183,907)
Congress adjustment (Note 16(b))	$1,696,550	$1,696,550
Total deficit for US GAAP	$(21,560,587)	$(21,323,601)

Accumulated other comprehensive income per Canadian GAAP	$(16,776)	$1,592
Adjustments to US GAAP
Other comprehensive income per US GAAP	$(16,776)	$1,592

Total liabilities, capital stock and shareholders' deficit per US GAAP	$508,159	$336,514

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

16.      DIFFERENCES BETWEEN CANADIAN AND US GAAP (Continued)

(e) Reconciliation of loss reported for the years ended March 31:

	2009	2008	2007
Net loss per Canadian GAAP	$(330,822)	$(574,757)	$(236,819)
Adjustments decreasing (increasing) net loss			(183,907)
Flow-through shares
Stock-based compensation included in mineral properties for year		(17,870)
Exploration expenditures (recovery) for year	93,836	(335,664)	(463,136)
Net loss per US GAAP	$(236,986)	$(928,291)	$(883,862)
Loss per common share for Canadian GAAP - Basic	$(0.01)	$0.01)	$(0.01)
Loss per common share for US GAA	$(0.01)	$(0.02)	$(0.02)
Weighted average number of common shares outstanding (Canadian and US GAAP)	45,364,278	43,620,661	37,710,637

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

16.        DIFFERENCES BETWEEN CANADIAN AND US GAAP (Continued)

    (f)       Reconciliations of statements of cash flows for the years ended March 31:

Net cash used in operating activities of continuing operations in accordance with Canadian GAAP	$(267,655)	$(533,399)	$(315,411)
Adjustments to net loss involving use of cash Write-off expenditures on mineral interests	(37,114)	(293,470)	(463,136)
Net cash used in operating activities of continuing operations in accordance with US GAAP	(304,769)	(826,869)	(778,547)
Net cash used in investing activities of continuing operations in accordance with Canadian GAAP	(70,939)	(291,370)	(453,510)
Reclassification of expenditures on mineral property interests	37,114	293,470	463,136
Net cash provided by (used in) investing activities of continuing operations in accordance with US GAAP	(33,825)	2,100	9,626
Net cash flows provided by financing activities of continuing operations in accordance with Canadian and US GAAP	413,000	417,500	662,997
Net increase (decrease) in cash in accordance with Canadian and US GAAP Cash, beginning of year in accordance with Canadian and US GAAP	74,406 221,330	(407,269)	(105,924)
Cash, end of year in accordance with Canadian and US GAAP	$295,736	$221,330	$628,599